May 28, 2009

Robert S. Littlepage, Jr.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acuity Brands, Inc.

Form 10-K for Fiscal Year Ended August 31, 2008

Form 10-Q for Fiscal Quarter Ended February 28, 2009

File No. 1-16583

Dear Mr. Littlepage:

We are writing in response to our telephone conversations related to our May 14, 2009 response to the letter (the “Comment Letter”) dated April 21, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year end August 31, 2008 and Form 10-Q for the fiscal quarter ended February 28, 2009. Based on our telephone conversations, we provide the following supplemental responses.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for Fiscal Quarter Ended February 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 23

Goodwill, page 23

In preparing the response included in our letter dated May 14, 2009, the Company considered discussions with the Staff during our phone conversations. The Company currently proposes that the disclosures exclude specific indications of expected short term growth/decline rates for revenue utilized in the goodwill impairment analysis as compared to historical growth rates or the maximum level of revenue declines that would be required before the step 1 goodwill impairment analysis would indicate a carrying value in excess of fair value for the ABL reporting unit.

While we discussed considering this additional disclosure during phone conversations with the Staff, after the Company revisited its FAS 142 step 1 goodwill impairment analysis, it does not believe the additional disclosure would be helpful to the readers of the financial statements because this sensitivity analysis only further highlighted that the estimated fair value of the ABL reporting unit significantly exceeds its carrying value. The Company’s average revenue growth rate for fiscal years 2004 through 2008 was approximately 5%. The Company determined that an assumption of no (0%) growth over the Company’s fiscal 2008

Robert S. Littlepage, Jr.

May 28, 2009

revenues in both the short-term (five years) and the long-term (perpetuity growth rate), with all other assumptions unchanged, would not indicate a carrying value of the reporting unit in excess of estimated fair value. Additionally, the Company determined that a short-term decline rate of up to 22% during each of the next five years with a long-term growth rate of 3%, with all other assumptions unchanged, would not indicate a carrying value of the reporting unit in excess of estimated fair value. Given that the Company does not believe that a 23% or greater decline in revenues compounded over each of the next five years or zero growth into perpetuity are reasonably likely assumptions, the Company does not believe providing this additional sensitivity analysis is helpful to the reader of the financial statements.

Also as requested, the Company would like to clarify the information discussed in the phone conversations with the Staff regarding the results of its annual FAS 142 step 1 goodwill impairment test performed as of the Company’s latest fiscal year end, August 31, 2008, and the interim test performed as of February 2009. The annual test performed in August 2008 was prior to the weakness currently being experienced and forecasted in the non-residential construction market. Accordingly at that time, the Company’s assumptions regarding 2009 and beyond reflected revenue growth consistent with recent historical experience and yielded an estimated fair value in excess of carrying value of 163%. As a result of the weak global economy, tight credit, third party forecasts for near-term weakness in non-residential construction and the Company’s declining revenue and weak fiscal 2009 outlook, the Company re-performed the FAS 142 step 1 goodwill impairment analysis as of February 2009. The assumptions in this test were updated, including reflecting expected revenue declines for fiscal 2009 in the upper teens consistent with the Company’s outlook and considering third party forecasts for further expected weakness in non-residential construction in 2010 before recovering in 2011. This revised test utilizing these updated assumptions as of February 2009 yielded an estimated fair value in excess of carrying value for the reporting unit of 62%. After revising fiscal year 2009 revenue assumptions from a mid-single digit growth rate to an almost 20% decline and updating the analysis to reflect weaker third party forecasts beyond 2009, the estimated fair value of goodwill significantly exceeds its carrying value.

The Company maintains that its disclosures in the Form 10-Q for the fiscal quarter ended February 28, 2009 are appropriate. As previously stated, in future filings the Company will consider, as appropriate, expanded disclosures should the estimated fair value of the reporting unit cease exceeding its carrying value by a significant amount.

Indefinite Lived Intangible Assets, page 23

In preparing the response included in our letter dated May 14, 2009, the Company considered discussions with the Staff during our phone conversations. The Company currently proposes that the disclosures exclude specific indications of expected short term growth/decline rates for revenue utilized in the indefinite lived intangible assets impairment analyses as compared to historical growth rates or the maximum level of revenue declines that would be required before the indefinite lived intangible assets impairment analyses would indicate a carrying value in excess of fair value.

For the indefinite lived intangible assets other than the Mark Lighting trade name, the reasons for not proposing additional disclosures are very similar to those provided above for goodwill. Specifically, the estimated fair value exceeds the book value for the Company’s trade names, other than Mark Lighting, by significant amounts. For the Mark Lighting trade name, the Company provided more detail disclosures in its Form 10-Q for the fiscal quarter ended February 28, 2009 and as stated in the Company’s May 14, 2009 response any estimated impairment related to the Mark Lighting trade name based on reasonably likely changes in the assumptions would not be material to the Company’s financial results, trend of earnings, or financial position; therefore, the Company does not believe it is necessary to disclose additional sensitivity analysis.

The Company maintains that its disclosures in the Form 10-Q for the fiscal quarter ended February 28, 2009 are appropriate. As previously stated, in future filings the Company will consider, as appropriate, expanded disclosures should the estimated fair value of material indefinite lived intangible assets cease exceeding their carrying value by a significant amount.

Robert S. Littlepage, Jr.

May 28, 2009

Please feel free to contact me at (404) 853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.

/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer

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